EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$2,239	1,675	$2,456	$2,055	$2,011	$2,384	$2,616
(Income) Loss from Equity Investees, net of Distributions	4	—	4	(7)	9	(4)	(19)
Fixed Charges	335	335	450	458	479	522	571
Capitalized Interest	(10)	(10)	(16)	(16)	(19)	(14)	(67)
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—	—	(2)
Total Earnings	$2,568	$2,000	$2,894	$2,490	$2,480	$2,888	$3,099
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$321	320	$430	$442	$465	$509	$555
Interest Factor in Rentals	14	15	20	16	14	13	14
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—	—	2
Total Fixed Charges	$335	$335	$450	$458	$479	$522	$571

Ratio of Earnings to Fixed Charges	7.67	5.97	6.43	5.44	5.18	5.53	5.43

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.